Exhibit #99.1

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

May 12, 2011

(Date Issued)

IMRIS Inc.
100-1370 Sony Place	TF. 1.888.304.0114
Winnipeg, Manitoba	T. 204.480.7070
Canada R3T 1N5	F. 204.480.7071	www.imris.com

IMRIS INC.
Consolidated Balance Sheets
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	March 31,	December 31,
	2011	2010
		(Note 2)
Assets
Current assets
Cash and cash equivalents (note 5)	$52,250	$60,773
Accounts receivable (note 6)	11,524	15,874
Unbilled receivables	8,075	7,152
Inventory (note 7)	6,203	5,283
Prepaid expenses	2,482	2,013
	80,534	91,095

Property, plant, and equipment (note 8)	6,323	6,424

Goodwill	6,498	6,498
Intangibles (note 9)	10,939	10,936
	17,437	17,434
Total assets	$104,294	$114,953

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 10)	$9,709	$15,100
Deferred revenue	5,330	6,888
	15,039	21,988

Shareholders' equity (note 11)
Share capital
Common Shares, unlimited number of voting common shares authorized; 44,578,863 and 44,113,783 issued and outstanding at March 31, 2011 and December 31, 2010 respectively	143,830	143,050
Additional paid-in capital	3,330	3,176
Deficit	(57,647)	(53,059)
Accumulated other comprehensive loss	(258)	(202)
	89,255	92,965

Commitments and contingencies (note 14)

Total liabilities and shareholders' equity	$104,294	$114,953

See accompanying notes

IMRIS INC.
Consolidated Statements of Operations
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	Three months ended	Three months ended
	March 31,	March 31,
	2011	2010
		(Note 2)

Sales	$11,057	$12,057
Cost of sales	6,604	7,171
Gross profit	4,453	4,886

Operating expenses
Administrative	2,349	1,817
Sales and marketing	2,119	1,689
Customer support and operations	1,799	1,149
Research and development	2,347	1,225
Amortization	854	817
Total operating expenses	9,468	6,697

Operating loss before the following	(5,015)	(1,811)

Other income (expense)
Foreign exchange gain (loss)	405	(128)
Interest income	22	4
Loss on embedded derivative	-	(122)
Total other income (expense)	427	(246)

Loss before taxes	(4,588)	(2,057)

Income taxes	-	-

Loss for the period	$(4,588)	$(2,057)

Weighted average number of common shares outstanding	44,399,424	32,104,896

Basic and diluted loss per share	$(0.10)	$(0.06)

See accompanying notes

IMRIS INC.
Consolidated Statements of Shareholders Equity and Comprehensive Loss
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

					Accumlated
					Other
	Common Shares		Additional		Comprehensive
	Shares	Amount	Paid-in Capital	Deficit	Loss	Total

Balances at December 31, 2009	31,082,377	$82,894	$2,158	$(51,293)	$(3,819)	$29,940

Issuance of stock on exercise of employee stock options	331,406	517				517

Stock issued on acquisition of NASL	1,600,000	9,680				9,680

Stock issued for cash	11,100,000	49,959				49,959

Stock based compensation expense for the period			1,086			1,086

Amount credited to share capital related to options issued			(68)			(68)

Loss for the period				(1,766)		(1,766)

Currency translation adjustment					3,617	3,617
Balances at December 31, 2010	44,113,783	$143,050	$3,176	$(53,059)	$(202)	$92,965

Issuance of stock on exercise of employee stock options	465,080	780				780

Stock based compensation expense for the period			311			311

Amount credited to share capital related to options issued			(157)			(157)

Loss for the period				(4,588)		(4,588)

Currency translation adjustment					(56)	(56)
Balances at March 31, 2011	44,578,863	$143,830	$3,330	$(57,647)	$(258)	$89,255

Total comprehensive loss for the three months ended March 31, 2011 is $4,644, which is comprised of a loss of $4,588 from operations and a currency translation adjustment of $56.  Total comprehensive income for the previous period is $1,851, which is comprised of a loss of $1,766 from operations and a currency translation adjustment of $3,617.

IMRIS INC.
Consolidated Statements of Cash Flows
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	Three months	Three months
	ended	ended
	March 31, 2011	March 31, 2010
		(Note 2)
OPERATING ACTIVITIES
Loss for the period	$(4,588)	$(2,057)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	854	817
Stock based compensation	311	274
Loss on embedded derivative	-	122
Loss on disposal of assets	8	-
Changes in non-cash working capital items:
Accounts receivable	4,350	6,008
Unbilled receivables	(923)	(4,515)
Inventory	(920)	18
Prepaid expenses	(469)	(35)
Accounts payable and accrued liabilities	(5,391)	(4,731)
Deferred revenue	(1,558)	333
	(8,326)	(3,766)

FINANCING ACTIVITIES
Proceeds from issuance of share capital (net)	623	226
	623	226

INVESTING ACTIVITIES
Restricted cash	-	(1,799)
Proceeds from sale of assets	-	-
Acquisition of property, plant and equipment	(517)	(348)
Acquisition of intangibles	(247)	(2)
Acquisition costs for net assets of NeuroArm Surgical (note 13b)	-	(142)
Cash acquired in asset acquisition (note 13b)	-	28
	(764)	(2,263)

Foreign exchange translation adjustment on cash	(56)	713

Decrease in cash and cash equivalents	(8,523)	(5,090)

Cash and cash equivalents, beginning of period	60,773	24,721

Cash and cash equivalents, end of period	$52,250	$19,631

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$1
Income taxes	-	-

See accompanying notes

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) provides image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures.  IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging (“MRI”) and fluoroscopy into fully integrated imaging suites.  The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress.  The Company’s products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the neurovascular market.  The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act.  The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

2.	CHANGES IN ACCOUNTING POLICIES

a)	Change in generally accepted accounting principles

Effective January 1, 2011, the Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) as its basis of accounting.  For comparative purposes the historical information included in these statements has been restated in accordance with these standards.  Certain of the comparative figures have been restated to conform to the current year presentation.

b)	Change in functional currency

Effective January 1, 2011, the functional currency of the Company’s parent and several of its subsidiaries has changed.  As at January 1, 2011, the US dollar (USD) is the functional currency of IMRIS Inc. (parent) and IMRIS, Inc., the Euro is the functional currency of IMRIS Europe SPRL and IMRIS Germany GmbH, the rupee is the functional currency of IMRIS India Private Limited and the yen is the functional currency of IMRIS KK.  NeuroArm Surgical Limited has retained the Canadian dollar as its functional currency.  In accordance with ASC 830 the Company’s assets and liabilities were translated into USD as at January 1, 2011 using the exchange rate in effect on that date.  Equity transactions were translated at historical rates.  As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required.  Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.

c)	Change in reporting currency

Effective January 1, 2011, the Company adopted USD as its reporting currency.  The Company made this change as a result of its common shares being listed on the NASDAQ and a significant portion of its revenue, expenses, assets and liabilities being denominated in US dollars.  Prior to that date the Company’s consolidated financial statements were expressed in Canadian dollars.  For comparative purposes, the historical financial information included in these statements has been restated to USD using the current rate method.  Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at average rates in effect for these periods and equity transactions are translated at historical rates.  Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with U.S. GAAP.  The significant accounting policies of the Company include the following:

a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: IMRIS, Inc (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada) and IMRIS Germany GmbH (Germany).  All intercompany transactions and balances are eliminated on consolidation.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by the Company in USD, unless where otherwise stated, and in accordance with accounting principles generally accepted in the United States.  In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results for the interim periods presented, in accordance with U.S. GAAP, applied on a consistent basis.

c)	Use of estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period.  Areas where management used subjective judgment include, but are not limited to, the completion percentage applied to system installations, the recognition and measurement of current and deferred income tax assets and liabilities, estimated useful lives of intangible and capital assets, investment tax credits receivable, stock-based compensation costs, assessment of inventory obsolescence and the valuation and recognition of goodwill and impairment assessments. Actual results could differ significantly from those estimates.  Changes in estimates are recorded in the accounting period in which these changes are determined.

d)	Revenue recognition

The Company generates revenues from three principal activities: system sales, sales of ancillary products and services, and extended maintenance services.

Revenues for system sales are recognized on a percentage of completion basis as systems are installed.  The degree of completion is generally determined by the ratio of actual costs incurred to date to estimated total costs.  Actual costs include only those costs that are directly attributable to a contract performance with respect to the revenue recognized.  Pre-contract costs are expensed unless their costs can be directly associated with a specific anticipated contract and recoverability from that contract is probable.  Any projected losses are recognized immediately.  Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as deferred revenue until such time as the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively.  Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement.  Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is probable.

System sales are adjusted for the effects of the foreign currency embedded derivatives.  As of March 31, 2011, none of the Company’s outstanding contracts contained foreign currency embedded derivatives.  The net reduction to sales for the three months ended March 31, 2011 was $Nil (March 31, 2010 - $Nil).

e)	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with maturities of three months or less at the date of acquisition and generally consist of bank deposits and guaranteed investment certificates.  Cash equivalents are carried at cost.  For cash equivalents, fair value approximates cost because these instruments are typically subject to an insignificant risk of a change in value.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Accounts receivable and allowance for doubtful accounts

The accounts receivable balance reflects all amounts invoiced and is presented net of any allowance for doubtful accounts.  The Company evaluates the collectability of its accounts receivable on a periodic basis by monitoring the financial condition of its customers, reviewing historical trends and assessing economic circumstances.  When collectability becomes uncertain the Company estimates an allowance for doubtful accounts.  Due to the nature of its client base, the Company has not yet had to recognize any allowance for doubtful accounts.

g)	Inventory

Inventories are stated at the lower of cost or market.  Cost is determined on an average cost basis and includes the cost of materials plus an allocation of production labor and overhead.  Cost of materials is based on the invoiced value of goods.  The Company determines an inventory allowance based on an estimate of obsolete inventories.

h)	Property, plant, and equipment

The Company records all property, plant and equipment acquisitions at their original cost.  Recorded amounts are amortized over their estimated useful life using the straight line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease

i)	Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition.  Goodwill is not amortized, but rather it is tested for impairment annually or more frequently if an event occurs or circumstances change that indicates that goodwill might be impaired.

The impairment test for goodwill is a two-step process.  Step one consists of a comparison of the fair value of its reporting units against their carrying amount, including the goodwill.  The Company determines the fair value of the reporting unit based on the present value of the estimated future cash flows of the reporting unit.  If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill against the carrying amount of the reporting units goodwill.  Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

Patents

Patents are accounted for at cost.  Amortization is based on the estimated useful life which is generally the life of the patent, using the straight line method.  The average remaining life of the patents at the time of acquisition in May 2005 was 11 years.  The patents acquired in the NeuroArm Surgical Limited acquisition (note 13) in February, 2010 are amortized over the estimated useful lives which range between 13-18 years.

Computer software

Computer software is accounted for at cost.  Amortization is based on the estimated useful life which is generally three years, using the straight line method.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Impairment of long lived and intangible assets

Management evaluates the carrying value of its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized.  The amount of impairment loss to be recorded is the difference between the assets’ carrying value and the net discounted estimated future cash flows.

k)	Research and development

Research and development costs are expensed as incurred.  Costs related to the development of software are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to the customer.  Software development costs are capitalized and amortized over the useful life of the technology.  To date the Company has expensed all research and development costs.

l)	Investment tax credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year.  Investment tax credits are included in the determination of the Company’s deferred tax assets.  The Company recognizes a corresponding valuation allowance against any deferred asset balance resulting in no impact to the consolidated financial statements.

Investment tax credits are recognized when realization of the tax credits is more likely than not either as an item on the statement of loss in the Company’s income tax provision or as a reduction in capital assets depending on where the original costs which gave rise to the tax credits are recorded.

m)	Stock-based compensation

The Company measures compensation expense at the date of granting of stock options to employees and recognizes the expense based on their fair values determined in accordance with ASC 718.  The fair value of options is determined using the Black-Scholes option pricing model.  This model takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest.  The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital.  Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

n)	Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted income tax rates for the years in which the differences are expected to be realized or settled.  A valuation allowance is provided to the extent that it is not more likely than not that the deferred tax assets will be realized.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Foreign currency translation

All monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the applicable period end reporting date exchange rates.  Non-monetary assets are translated at the exchange rates prevailing when the asset was acquired.  Revenue and expenses are translated at average exchange rates for the period.  Exchange gains or losses on translation of foreign currencies transactions are included in the Consolidated Statements of Operations.

Translation adjustments occurring as a result of the consolidation of subsidiaries whose functional currency is not USD are recorded as a separate component of accumulated other comprehensive income.

p)	Derivative financial instruments

The Company recognizes an asset or liability representing the fair value of the embedded derivatives when it sells products to customers located in foreign countries and the contract currency is denominated in the functional currency of neither of the contracting parties.  The embedded derivative arises on initial execution of the contract and is active until the contract is closed with the fair value being recalculated throughout the life of the contract.  Valuation of the embedded derivative is derived using observable forward currency rates combined with estimated timing and magnitude of contractual cash flows pertaining to specific sales contracts.  Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur.  The fair value of the embedded derivative is calculated using the credit adjusted discount rate because contracts can be active for two or more years.  As at March 31, 2011 there are no embedded derivative assets or liabilities recognized in the financial statements.  As at March 31, 2010 there was an embedded derivative liability of $517.

4.	RECENTLY ISSUED PRONOUNCEMENTS

As of March 31, 2011, there have been no new or recently issued pronouncements from the Financial Accounting Standards Board (“FASB”) that would have a material impact on the Company in future periods.

5.	CASH AND CASH EQUIVALENTS

	March 31, 2011	December 31, 2010

Cash	$52,250	$53,239
Cash equivalents	-	7,534
	$52,250	$60,773

Cash equivalents consist of investments in short term bank deposits.

6.	ACCOUNTS RECEIVABLE

	March 31, 2011	December 31, 2010

Accounts receivable, trade	$11,494	$15,867
Commodity taxes receivable	24	-
Interest receivable	6	7
	$11,524	$15,874

The carrying value of the Company’s trade accounts receivable is as noted above.  As at March 31, 2011 the Company has not recognized any allowance for doubtful accounts or any corresponding amount to bad debt expense for the period (March 31, 2010 - $Nil).

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

7.	INVENTORY

	March 31, 2011	December 31, 2010

Materials	$5,694	$4,844
Work in progress	509	439
	$6,203	$5,283

During the three months ended, March 31, 2011 the Company recorded inventory write-downs for slow moving or obsolete inventory of $46 (Three months ended March 31, 2010 - $120).

8.	PROPERTY, PLANT, AND EQUIPMENT

	March 31, 2011			December 31, 2010
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$1,165	$777	$388	$1,081	$724	$357
Office furnishings & equipment	688	476	212	685	449	236
Assembly & test equipment	10,231	5,599	4,632	10,207	5,195	5,012
Demonstration suite & tradeshow equipment	1,562	982	580	1,558	881	677
Leasehold improvements	410	290	120	423	281	142
Assets under construction	391	-	391	-	-	-
	$14,447	$8,124	$6,323	$13,954	$7,530	$6,424

During the three month period ended March 31, 2011 amortization of $610 relating to the property, plant and equipment was charged to operations (Three months ended March 31, 2010 - $644).  As at March 31, 2011 there were no events or changes in circumstances which would indicate an impairment of property, plant and equipment.

9.	INTANGIBLE ASSETS

	March 31, 2011			December 31, 2010
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Patents	$11,431	$1,076	$10,355	$11,431	$890	$10,541
Software	914	505	409	842	447	395
Licence	175	-	175	-	-	-
	$12,520	$1,581	$10,939	$12,273	$1,337	$10,936

During the three months ended March 31, 2011 amortization of $244 relating to the patents and software was charged to operations (Three months ended March 31, 2010 - $173).  As at March 31, 2011 there were no events or changes in circumstances which would indicate an impairment of intangible assets.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

9.	INTANGIBLE ASSETS (continued)

The aggregated amortization expense related to patents for the next five years is as follows:

	March 31, 2011	December 31, 2010
2012	$743	$714
2013	743	714
2014	743	714
2015	743	714
2016	709	714
	$3,681	$3,570

10.	ACCOUNTS PAYABLE

	March 31, 2011	December 31, 2010

Trade accounts payable	$5,717	$10,965
Accruals	2,666	2,285
Payroll related accruals	872	1,250
Warranty	454	600
	$9,709	$15,100

11.	SHARE CAPITAL

a)	Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.  As at March 31, 2011 and December 31, 2010 there were no preferred shares outstanding.

b)	Issued and outstanding

Pursuant to option exercises, during 2010, the Company issued 331,406 common shares to employees for cash consideration of $449.  In addition to the cash consideration, $68 was transferred from additional paid-in capital to share capital.

The Company closed on November 19, 2010 a public offering with a syndicate of underwriters to issue 10,500,000 common shares of IMRIS at US $5.00 per common share for gross proceeds of $52,128.  In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 1,650,000 common shares at a price of US $5.00 per common share.  This option was partially exercised on November 30, 2010, increasing the aggregate size of the offering to $55,127.

Costs relating to the November 19, 2010 offering include underwriter fees (6% of the gross proceeds or US $0.30 per share) plus various legal and professional fees.

Pursuant to option exercises, during the three months ended March 31, 2011, the Company issued 465,080 common shares to employees for cash consideration of $623.  In addition to the cash consideration, $157 was transferred from additional paid-in capital to share capital.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

11.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan

On May 20, 2005 the Board of Directors approved a stock option plan (the “Plan”) for the employees, directors, officers and consultants of the Company and any of its subsidiaries, which govern all options granted under the Plan.  At the 2009 Annual Meeting on May 11, 2010, the shareholders reaffirmed the plan.  Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares as at the date of the grant.  The maximum number of common shares which may be issued pursuant to options granted under the Plan is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows:  25% on or after the first anniversary of the grant date, increasing 6.25% per quarter thereafter until fully vested after four years.  Options generally expire six years after the date of the grant.  The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director.  The participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse.  The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options in the event of certain change of control transactions, including without limitation a take over bid, merger or other structured acquisition; and may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner as the Board deems reasonable in its unfettered discretion.  The Company can satisfy their obligation from the exercise of options by either issuing treasury shares or repurchasing shares on the market.  To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

The outstanding options and the activity relating to these options are as follows:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value
Balance as at December 31, 2009	4,007,915	$3.08
Granted	672,145	6.07
Exercised	(331,406)	1.40
Forfeited	(348,005)	5.63
Balance December 31, 2010	4,000,649	$3.50
Granted	467,303	7.22
Exercised	(465,080)	1.32
Forfeited	(9,884)	5.49
Balance March 31, 2011	3,992,988	$4.18
Exercisable as at March 31, 2011	2,651,209	$3.19	2.0	$10,551
Vested and expected to vest as at March 31, 2011	3,672,566	$4.00	2.8	$11,631

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

11.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s commons shares on March 31, 2011 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2011.  The total intrinsic value of the stock options exercised during the three months ended March 31, 2011, calculated using the average market price during the period, was $2,862 (Three months ended March 31, 2010 - $824).

The following table summarizes information related to options outstanding and exercisable at March 31, 2011:

Year granted	Number of options outstanding	Exercise price range (CDN$)	Weighted average exercise price (CDN$)	Number of options exercisable	Weighted average exercise price (CDN$)	Expiry date

2005	315,700	$0.97 to $1.71	$0.98	315,700	$0.98	2011
2006	998,500	1.71 to 2.25	2.20	998,500	2.20	2012
2007	1,022,126	2.25 to 6.00	4.41	929,816	4.25	2013
2008	311,364	2.40 to 5.00	4.58	220,888	4.67	2014
2009	286,278	2.01 to 5.60	4.57	105,457	4.23	2015
2010	591,717	5.52 to 6.45	6.03	80,848	6.45	2016
2011	467,303	7.18 to 7.27	7.22	-		2018
	3,992,988	$0.97 to $7.27	$4.18	2,651,209	$3.19

The fair value of option grants issued was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2011	December 31, 2010
Number of options granted	467,303	672,145
Weighted average grant date fair value of stock options granted during the year (CDN$)	$3.89	$3.05
Risk-free interest rate	2.89%	2.40%
Dividend yield	0%	0%
Expected life of the options	4.2 years	4.2 years
Expected volatility of the underlying stock	67.19%	62.41%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

The estimated fair value of the options is expensed on a straight-line basis over the option’s vesting period.  During the three months ended March 31, 2011, the Company recorded an expense of $311 related to stock options (Three months ended March 31, 2010 - $274) with a corresponding credit to additional paid-in capital.  The table below summarizes the effect of recording shared based compensation expense for the period:

	March 31, 2011	March 31, 2010
Administrative	$172	$153
Sales and marketing	37	32
Customer support and operations	49	41
Research and development	53	48
Net decrease in earnings	$311	$274

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

11.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The following is a summary of unvested stock options as at March 31, 2011:

	Number of awards	Weighted average grant date fair value (CDN$)
Balance, as at December 31, 2009	1,268,654	$1.87
Granted during the period	672,145	3.05
Vested during the period	(626,317)	1.53
Forfeited during the period	(255,753)	2.55
Balance, as at December 31, 2010	1,058,729	$2.66
Granted during the period	467,303	3.89
Vested during the period	(175,255)	2.47
Forfeited during the period	(8,998)	2.57
Balance, as at March 31, 2011	1,341,779	$3.11

As at March 31, 2011 there was $3,006 of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 3.2 years.  The total fair value of stock options vested during the three month period ended March 31, 2011 was $442.

d)      Diluted loss per share

There were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.  Employee stock options totaling 3,992,998 as at March 31, 2011 could dilute the loss per share (As at March 31, 2010 – 4,228,796).

12.	INCOME TAXES

a)	Income tax expense

The Company has not recorded a provision for current income tax expense in these financial statements.  Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes.  An annual reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

December 31, 2010

Statutory federal and provincial tax rate	30.00%
Expected tax recovery at statutory rate	$(422)
Permanent differences and other	208
Non taxable foreign exchange	109
Expiry of non-capital losses	-
Benefit of deferred tax assets not recognized	105
Income tax expense	$-

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

12.	INCOME TAXES (continued)

a)	Income tax expense (continued)

The components of the Company’s loss from operations before income taxes, by taxing jurisdiction, were as follows:

December 31, 2010

Canada	$136
United States	(2,267)
Other	366
$(1,765)

b)	Deferred taxes

The Company has not recorded any deferred tax assets in these financial statements because a valuation allowance has been provided against the full amount of the deferred tax assets.  The balances of deferred taxes as at March 31, 2011 and December 31, 2010 represent the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities.

The major items giving rise to deferred tax assets and liabilities are presented below:

	March 31, 2011	December 31, 2010

Non-capital losses carried forward	$11,203	$9,964
Capital assets	413	110
Intangible assets	(2,790)	(2,837)
Research and development expenditures	5,738	5,739
Reserves not taken for tax purposes	3,292	3,494
Total deferred tax assets	17,856	16,470
Valuation allowance	(17,856)	(16,470)
Net deferred tax asset	$-	$-

The net increase in the valuation allowance for the three months ended March 31, 2011 was $1,388.  The Company’s deferred tax liability for each tax jurisdiction is $Nil for all periods noted above.  As at March 31, 2011, the Company had non-capital losses available of approximately $40,430 (December 31, 2010 - $35,838) to reduce the taxable income of future years.  These losses expire in 2026 and beyond.

The company has deductible Scientific Research and Experimental Development expenditures applicable to future years of approximately $21,253.  These expenditures have been included in the calculation of deferred taxes in note 12(b) and have no expiry date.

The Company has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $5,200 and $6,100 respectively.  These credits expire in 2014 and beyond.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

12.	INCOME TAXES (continued)

b)       Deferred taxes (continued)

The Company has adopted the provisions in ASC 740 related to unrecognized tax benefits.  ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  First the tax position is evaluated for recognition.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits.  If recognition is warranted the benefit is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  As of March 31, 2011 the Company has no recognized tax benefits (As at December 31, 2010 – $Nil).  As of March 31, 2011 the Company has not accrued any amounts for interest or penalties related to unrealized tax benefits (As at December 31, 2010 - $Nil).

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States.  The years 2006 to 2010 remain subject to examination by Japanese tax authorities.  The years 2006 to 2009 remain subject to examination by all the other tax authorities.

13.	ACQUISITION OF NEUROARM SURGICAL LIMITED

a)	Overview

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system.  The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.

The transaction was accomplished through the issuance of 1.6 million common shares from treasury and included the technology, patents and associated intellectual property.  The value of the common shares was determined based on the closing trading price of the common shares of the Company on The Toronto Stock Exchange as of the closing of the transaction on February 5, 2010.  The Company has issued 20% of the common shares, being 320,000 common shares placed into escrow for a period of 24 months for any claims that could be made against NASL.

b)	Consideration and Transaction Costs

Consideration offered to complete the acquisition was 1.6 million common shares of the Company with a value of $9,695 or $6.06 per share.  Transaction costs to complete the acquisition included legal and accounting costs of $169 which brought the total purchase price to $9,864.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

13.	ACQUISITION OF NEUROARM SURGICAL LIMITED (continued)

c)	Net Assets Acquired

The following estimated fair values were assigned to the net assets of NASL as at February 5, 2010:

Cash and cash equivalents	$27
Intangibles	10,147
Total Assets	10,174

Accounts payable and accrued liabilities	310
Total Liabilities	310
Total purchase price	$9,864

Intangibles include the valuation of the patents tied to the intellectual property acquired.  The intangibles are amortized over their estimated useful lives which range between 13-18 years.

The carrying amount of the intangibles is $10,131 as at March 31, 2011 (As at December 31, 2010 - $10,305).  The associated amortization at March 31, 2011 was $174 (March 31, 2010 - $Nil).

14.	COMMITMENTS AND CONTINGENCIES

a)	Operating leases

The Company had commitments under operating leases requiring future minimum annual lease payments as follows:

	March 31, 2011	December 31, 2010

2011	$318	$320
2012	121	122
2013	64	64
2014	64	64
2015	32	32
	$599	$602

b)	Warranty liability

The Company records a liability for future warranty costs to repair or replace its products.  The warranty term is 12 months.  The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties.  The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

	March 31, 2011	December 31, 2010

Balance at beginning of the year	$601	$520
Accruals	30	286
Utilization	(177)	(205)
Balance at end of the period	$454	$601

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

15.	SEGMENTED INFORMATION

The Company operates as one business segment.  The Company develops, assembles and installs surgical imaging systems used in medical applications, as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	March 31, 2011	March 31, 2010

Canada	$795	$8,054
United States	7,838	2,204
Europe and Middle East	1,416	330
Asia Pacific	1,008	1,469
	$11,057	$12,057

During the three month period ended March 31, 2011, revenues from two individual customers totalled 59% or $6,470 of total revenue for the period.  For the three month period ended March 31, 2010 – one customer accounted for 67% or $8,057 of total revenues.  The revenues from each of those customers, individually accounted for more than 10% of the total revenue for the three months ended March 31, 2011 and 2010.

Substantially all of the capital assets and all the goodwill and intangibles balances are attributable to the Company’s operations located in Canada.

16.	RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company, which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel included in Administrative expenses during the three months ended March 31, 2011 totaled $46 (Three months ended March 31, 2010 – $Nil).  The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount.  There are no payables or receivables outstanding from related parties as at March 31, 2011 (As at December 31, 2010 - $Nil).

17.	DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees.  Contributions to this Plan are expensed as incurred.  The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums).  These employer contributions vest immediately with the employee.  The expense for the defined contribution plan during the three month period ended March 31, 2011 totaled $61 (For the three month period ended March 31, 2010 - $51).

18.	FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted FASB standard ASC 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements.  Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date).  Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity.  Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below.  For cash and cash equivalents, fair value approximates cost.

Financial assets and liabilities measured at fair value as at March 31, 2011 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$52,250	$-	$-
	$52,250	$-	$-

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$60,773	$-	$-
	$60,773	$-	$-

19.	COLLABORATIVE ARRANGEMENT

During 2010, IMRIS entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience.

As part of the agreement, IMRIS had agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement.  The third party will provide the appropriate clinical validation.

Included in the consolidated statement of operations is revenue of $25 (For the three months ended March 31, 2010 - $Nil) arising from sales to our partner of products manufactured by the Company.  All future costs or revenue generated from third parties will be recognized in these income statements on a gross basis.  Any future payments between the participants of this agreement will be recognized in accordance with the Company’s current expenditure policies.  The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2011
(Unaudited)

20.	GUARANTEES

The Company has entered into an agreement, which meets the definition of a guarantee.  Under the terms of the agreement, the Company has agreed to be legally bound to pay the obligation.  The Company’s maximum obligation under this agreement is $629 and the obligation expires once the Company satisfies the conditions of the original agreement.  To offset this arrangement the Company entered into a reciprocal arrangement with a financial institution to cover the full amount of the obligation, should the need arise.  The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral; as a result, the Company has not recorded a liability in the year end statements related to the original arrangement.

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.